SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.: 1)*

Coursera, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

22266M 104

(CUSIP Number)

February 10, 2022

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22266M 104

1	NAMES OF REPORTING PERSONS: Andrew Y. Ng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,881,743[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,881,743[1]
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,881,743[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]

Includes (i) 7,661,743 shares of Common Stock (as defined below) and (ii) 1,220,000 shares of Common Stock subject to options held by the reporting person that are immediately exercisable (the “Options”), all of which will be vested within 60 days of the date hereof.

[2]

Calculations of the percentage of the shares of Common Stock beneficially owned assumes 142,672,451 shares of Common Stock are outstanding as of February 4, 2022, and that all of the shares underlying the Options have been exercised and are outstanding.

Item 1

(a) Name of Issuer:

Coursera, Inc.

(b) Address of Issuer’s Principal Executive Offices:

381 E. Evelyn Ave.

Mountain View, California 94041

Item 2

(a) Name of Persons Filing:

Andrew Y. Ng

(b) Address of Principal Business Office or, if none, Residence:

c/o Coursera, Inc.

381 E. Evelyn Ave.

Mountain View, California 94041

(c) Citizenship:

Andrew Y. Ng is a citizen of the United States of America.

(d) Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, $0.00001 par value per share (the “Common Stock”), of Coursera, Inc.

(e) CUSIP Number: 22266M 104

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Unless otherwise noted, the following information is as of February 10, 2022:

(a)	Amount beneficially owned:[1]

Andrew Y. Ng	8,881,743

(b)	Percent of Class:[2]

Andrew Y. Ng	6.2%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:1

Andrew Y. Ng	8,881,743

(ii) Shared power to vote or to direct the vote:

Andrew Y. Ng	0

(iii) Sole power to dispose or to direct the disposition of:1

Andrew Y. Ng	8,881,743

(iv) Shared power to dispose or to direct the disposition of:

Andrew Y. Ng	0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ANDREW Y. NG

Dated: February 10, 2022	/s/ Andrew Y. Ng